UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

May 21, 2020

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In the Matter of Magal Security Systems Ltd.

ORDER GRANTING EXEMPTION FROM
EXCHANGE ACT RULE 14D-7(A)(1)

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FIMI Israel Opportunity V, L.P. and FIMI Opportunity V, L.P. submitted a letter dated May 21, 2020, requesting that the Securities and Exchange Commission ("Commission") grant an exemption from Exchange Act Rule 14d-7(a)(1) for the transaction described in their letter ("Request").

Based on the representations and the facts presented in the Request, and subject to the terms and conditions described in the letter from the Division of Corporation Finance dated May 21, 2020, it is ORDERED that the request for an exemption from Exchange Act Rule 14d-7(a)(1) is hereby granted.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa A. Countryman
Secretary